January 13, 2014

Ms. Lisa Etheredge

Staff Accountant

United States Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C.   20549-4631

RE:

Standex International Corporation

Form 10-K for the fiscal year ended June 30, 2013

Definitive Proxy Statement on Schedule 14A Filed October 21, 2013

File No. 1-7233

Dear Ms. Etheredge:

We received your communication dated January 10, 2014, relating to the Staffs’ review of Standex International Corporation’s  (the “Company”) Form 10-K for the year ended June 30, 2013 and Definitive Proxy Statement filed October 21, 2013.  We have verbally requested an extension to submit responses to your letter because we would like to have sufficient time to fully review our responses with our CEO and the Audit Committee of the Board of Directors of the Company.  This will confirm that you have agreed to allow us to submit our responses to your office by no later than February 7, 2014.

We appreciate your consent in this matter.

Regards,

/s/ Sean Valashinas

Sean Valashinas

Chief Accounting Officer